UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Masimo Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

574795100

(CUSIP Number)

Quentin Koffey

Politan Capital Management LP

106 West 56th Street, 10th Floor

New York, New York 10019

646-690-2830

With a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 574795100	Page 2

1	NAME OF REPORTING PERSON Politan Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 52,913,166 shares of Common Stock outstanding as of January 27, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2024.

CUSIP No. 574795100	Page 3

1	NAME OF REPORTING PERSON Politan Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 52,913,166 shares of Common Stock outstanding as of January 27, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 28, 2024.

CUSIP No. 574795100	Page 4

1	NAME OF REPORTING PERSON Politan Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 52,913,166 shares of Common Stock outstanding as of January 27, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 28, 2024.

CUSIP No. 574795100	Page 5

1	NAME OF REPORTING PERSON Quentin Koffey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 52,913,166 shares of Common Stock outstanding as of January 27, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 28, 2024.

CUSIP No. 574795100	Page 6

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D filed on August 16, 2022 (as amended and supplemented through the date of this Amendment No. 7, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share, of Masimo Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 7 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to Item 4 below shall be deemed to be a response to all Items where such information is relevant.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

On March 25, 2024, Politan, in compliance with the Bylaws, submitted to the Issuer its formal notice of intent (the “2024 Notice”) to present a stockholder proposal and nominate candidates for election to the Board, in each case, at the 2024 annual meeting of stockholders of the Issuer (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof, the “2024 Annual Meeting”).

The 2024 Notice stated that at the 2024 Annual Meeting, Politan Capital NY LLC, in its capacity as the “Record Stockholder” (as defined in the Bylaws), intends to nominate William Jellison and Darlene Solomon (each a “2024 Nominee” and collectively, the “2024 Nominees”) for election as directors of the Issuer.

In the 2024 Notice, the Record Stockholder reserved the right to further nominate, substitute or add additional persons, including in the event that (a) the Issuer purports to increase the number of directorships, (b) the Issuer makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying either 2024 Nominee or any additional nominee nominated pursuant to the foregoing, and/or (c) any 2024 Nominee is unable or hereafter becomes unwilling for any reason to serve as a director of the Issuer.

The Record Stockholder also submitted to the Issuer a stockholder proposal for consideration at the 2024 Annual Meeting that proposes the repeal of each provision, or amendment to, the Bylaws adopted by the Board without the approval of the stockholders of the Issuer subsequent to April 20, 2023 (the date of the most recent publicly disclosed Bylaws) and up to and including the date of the 2024 Annual Meeting (the “2024 Bylaw Proposal”).

The Reporting Persons and the other participants named in the 2024 Notice intend to file a preliminary proxy statement with the SEC in due course in connection with the solicitation of proxies in favor of the election of the 2024 Nominees and approval of the 2024 Bylaw Proposal at the 2024 Annual Meeting.

Politan has entered into engagement and indemnification agreements (the “2024 Engagement and Indemnification Agreements”) with each of the 2024 Nominees, substantially in the form attached as Exhibit 99.9 hereto, pursuant to which each of the 2024 Nominees agreed to be named as a nominee in Politan’s proxy soliciting materials related to the 2024 Annual Meeting and to serve as a director if elected. Politan has agreed to indemnify each of the 2024 Nominees against any losses suffered, incurred or sustained by them in connection with being a member of the slate or the solicitation of proxies in connection therewith, and to reimburse them for reasonable, documented, out-of-pocket expenses incurred as a result of each of them being a member of slate, including reimbursement for reasonable, documented, out-of-pocket travel expenses and expenses in connection with legal counsel retained to represent them in connection with being a member of the slate. Furthermore, each of the 2024 Nominees are entitled to receive $50,000 from Politan following the mutual execution of the Engagement and Indemnification Agreement and another $50,000 payable upon the earlier to occur of (i) such 2024 Nominee’s election to the Board by the Issuer’s stockholders or appointment to the Board pursuant to an agreement between the Issuer and Politan, or (ii) such 2024 Nominee not being elected as a director of the Issuer following the conclusion of a proxy solicitation in which Politan nominated (and did not withdraw) such 2024 Nominee’s nomination for election to the Board. The foregoing is qualified in its entirety by reference to Exhibit 99.9, which is incorporated herein by reference.

CUSIP No. 574795100	Page 7

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data*

Exhibit 99.4	Form of Verified Complaint, filed with the Delaware Court of Chancery on October 21, 2022*

Exhibit 99.5	Form of Second Amended and Supplemented Complaint, filed as an Exhibit to the Motion for Leave to Amend with the Delaware Court of Chancery on March 10, 2023*

Exhibit 99.6	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and Michelle Brennan*

Exhibit 99.7	Trading Data*

Exhibit 99.8	Press Release, dated June 26, 2023*

Exhibit 99.9	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and each of William Jellison and Darlene Solomon

*Previously filed.

CUSIP No. 574795100	Page 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 27, 2024

POLITAN CAPITAL MANAGEMENT LP

By:	Politan Capital Management GP LLC, its general partner

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL MANAGEMENT GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL PARTNERS GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

QUENTIN KOFFEY

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey

CUSIP No. 574795100	Page 9

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data*

Exhibit 99.4	Form of Verified Complaint, filed with the Delaware Court of Chancery on October 21, 2022*

Exhibit 99.5	Form of Second Amended and Supplemented Complaint, filed as an Exhibit to the Motion for Leave to Amend with the Delaware Court of Chancery on March 10, 2023*

Exhibit 99.6	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and Michelle Brennan*

Exhibit 99.7	Trading Data*

Exhibit 99.8	Press Release, dated June 26, 2023*

Exhibit 99.9	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and each of William Jellison and Darlene Solomon

*Previously filed.